Filed Pursuant to Rule 433

Registration Statement No. 333-269523

Pricing Term Sheet

MCKESSON CORPORATION

$500,000,000 5.250% Notes due 2026

Issuer: Expected Ratings (Moody’s / Fitch / S&P)*:	McKesson Corporation Baa1 (Positive) / BBB+ (Stable) / BBB+ (Stable)

Title:	5.250% Notes due 2026

Principal Amount:	$500,000,000

Maturity Date:	February 15, 2026

Interest Payment Dates:	Semi-annually on February 15 and August 15, of each year, commencing August 15, 2023

Interest Rate:	5.250% per year

Benchmark Treasury:	UST 4.00% due February 15, 2026

Benchmark Treasury Price and Yield:	99-12 1⁄8 / 4.223%

Spread to Benchmark Treasury:	+110 bps

Yield to Maturity:	5.323%

Price to Public:	99.800% of the principal amount

Net Proceeds to Issuer (before expenses):	$497,750,000

Optional Redemption:	Make-whole and par call

Make-Whole:	Treasury Bond Rate T+20 bps

Par Call:	Beginning February 15, 2024 at par

CUSIP:	581557 BS3

ISIN:	US581557BS37

Trade Date:	February 13, 2023

Settlement Date:	February 15, 2023 (T+2)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Wells Fargo Securities, LLC TD Securities (USA) LLC

Senior Co-Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Co-Managers:

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

SG Americas Securities, LLC

UniCredit Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

No PRIIPs or UK PRIIPs KID—No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or the UK.

This pricing term sheet supplements the preliminary prospectus supplement dated February 13, 2023 and prospectus dated February 2, 2023. This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.